As filed with the Securities and Exchange Commission on December 10, 2010

Registration No. 333-170751

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM S-11

REGISTRATION STATEMENT

FOR REGISTRATION UNDER THE

SECURITIES ACT OF 1933 OF SECURITIES

OF CERTAIN REAL ESTATE COMPANIES

Hudson Pacific Properties, Inc.

(Exact Name of Registrant as Specified in Its Governing Instruments)

11601 Wilshire Blvd., Suite 1600, Los Angeles, California 90025

(310) 445-5700

(Address, Including Zip Code and Telephone Number, Including Area Code,

of Registrant’s Principal Executive Offices)

Victor J. Coleman

Chief Executive Officer

Hudson Pacific Properties, Inc.

11601 Wilshire Blvd., Suite 1600, Los Angeles, California 90025

(310) 445-5700

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Julian T.H. Kleindorfer, Esq. Bradley A. Helms, Esq. Latham & Watkins LLP 355 South Grand Ave. Los Angeles, California 90071 (213) 485-1234	David W. Bonser, Esq. Samantha S. Gallagher, Esq. Hogan Lovells US LLP 555 Thirteenth Street, NW Washington, D.C. 20004 (202) 637-5600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒
333-170751

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

This Registration Statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act.

Explanatory Note

This Post-Effective Amendment No. 1 (the “Amendment”) relates to the Registrant’s Registration Statement on Form S-11, as amended (File No. 333-170751), initially filed by the Registrant on November 22, 2010 and declared effective by the Securities and Exchange Commission on December 7, 2010. The Registrant is filing this Amendment for the sole purpose of replacing Exhibits 3.3, 5.1, 8.1 and 10.1 to the Registration Statement. This Amendment does not modify any provision of Part I or Part II of the Registration Statement other than supplementing Item 36(b) of Part II as set forth below.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36.	Financial Statements and Exhibits

(B)	Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11:

Exhibit

3.1	Articles Supplementary of Hudson Pacific Properties, Inc

5.1	Opinion of Venable LLP.

8.1	Opinion of Latham & Watkins LLP with respect to tax matters.

10.1	Second Amended and Restated Agreement of Limited Partnership of Hudson Pacific Properties, L.P.

24.1	Power of Attorney.(1)

(1)	Filed as Exhibit 24.1 to the Registrant's Registration Statement on Form S-11, as amended (File No. 333-170751), filed with the Commission on November 22, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing a post-effective amendment under Rule 462(d) and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form S-11 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on this 10th day of December, 2010.

Hudson Pacific Properties, Inc.

By:	/s/ Victor J. Coleman
Victor J. Coleman
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Victor J. Coleman Victor J. Coleman	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	December 10, 2010

* Mark T. Lammas	Chief Financial Officer (Principal Financial and Accounting Officer)	December 10, 2010

* Howard S. Stern	President and Director	December 10, 2010

* Richard B. Fried	Director	December 10, 2010

* Theodore R. Antenucci	Director	December 10, 2010

* Mark Burnett	Director	December 10, 2010

* Jonathan M. Glaser	Director	December 10, 2010

* Mark D. Linehan	Director	December 10, 2010

* Robert M. Moran, Jr.	Director	December 10, 2010

* Barry A. Porter	Director	December 10, 2010

*By:	/s/ Victor J. Coleman
Victor J. Coleman Attorney-in-fact

EXHIBIT INDEX

Exhibit

3.1	Articles Supplementary of Hudson Pacific Properties, Inc

5.1	Opinion of Venable LLP.

8.1	Opinion of Latham & Watkins LLP with respect to tax matters.

10.1	Second Amended and Restated Agreement of Limited Partnership of Hudson Pacific Properties, L.P.

24.1	Power of Attorney.(1)

(1)	Filed as Exhibit 24.1 to the Registrant's Registration Statement on Form S-11, as amended (File No. 333-170751), filed with the Commission on November 22, 2010.